CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0880 (t); 888-896-7763 (f)

July 29, 2022

via edgar

Securities and Exchange Commission

Division of Corporation Finance Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Mary Mast
Gary Guttenberg
Tim Buchmiller

Re:	Acceleration Request for Longduoduo Company Limited Registration Statement on Form S-1 (File No. 333-260951)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Longduoduo Company Limited, to withdraw the initial acceleration request for Thursday, July 28, 2022 at 9:30 a.m., Eastern Time, filed with the Securities and Exchange Commission on July 28, 2022.

Call me at (310) 358-0880 with any questions.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake

July 29, 2022

VIA EDGAR

Re:	Longduoduo Company Limited
Registration Statement on Form S-1
File No. 333-260951

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Mary Mast
Gary Guttenberg
Tim Buchmiller

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Longduoduo Company Limited. (the “Company”) hereby requests the withdrawal of the Company’s initial acceleration request for Thursday, July 28, 2022 at 9:30 a.m., Eastern Time, filed with the Securities and Exchange Commission on July 28, 2022. In this regard, the Company is aware of its obligations under the Securities Act.

The undersigned acknowledges, on behalf of the Company, that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information with respect to this letter, please contact Jenny Chen-Drake (310-358-0880) of Chen-Drake Law.

[Signature page follows]

Very truly yours,

LONGDUODUO COMPANY LIMITED

By:	/s/ Zhou Hongxiao
	Name:	Zhou Hongxiao
	Title:	Chief Executive Officer

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